UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Freescale Semiconductor, Ltd.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G3727Q101

(CUSIP Number)

NXP Semiconductors N.V.

High Tech Campus 60, Eindhoven 5656 AG, the Netherlands

Attention: Jean Schreurs

Telephone: +31 40 272 9960

Copy to:

Gary Horowitz

Elizabeth Cooper

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

May 7, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. G3727Q101	Page 2

1.	Names of reporting persons NXP Semiconductors N.V.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 196,980,050*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 196,980,050*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 63.8%
14.	Type of reporting person: OO

*	Beneficial ownership of 196,980,050 Common Shares of the Issuer referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Support Agreement described in Item 4 hereof. Neither the filing of this Amendment No. 1 to the Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Issuer’s Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

SCHEDULE 13D

Introduction

This statement constitutes Amendment No. 1 (this “Amendment No. 1”) to the Statement on Schedule 13D filed on March 11, 2015 (the “Original Schedule 13D”) by NXP Semiconductors N.V. relating to the common shares, par value $0.01 per share, of Freescale Semiconductor, Ltd. (the “Issuer”).

In accordance with Rule 13d-2 of the Exchange Act, this Amendment No. 1 amends and supplements only information that has materially changed since the filing of the Original Schedule 13D, including disclosure of the number of Common Shares of the Issuer beneficially owned or deemed to be beneficially owned by the Reporting Person. Except as provided herein, each item of the Original Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting the first paragraph in its entirety and replacing it with the following:

“As more fully described in Item 4 hereof, Freescale Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands (the “Shareholder”), who is the record and/or beneficial owner of 196,980,050 Common Shares (the “Subject Shares”), has entered into a Support Agreement (as defined in Item 4) with the Reporting Person and each of the persons listed on Annex I thereto (such persons listed on Annex I thereto, collectively, the “Principal Sponsor Signatories”). Any beneficial ownership of the Reporting Person in the Subject Shares that may be deemed to arise from the Support Agreement is not expected to require the expenditure of any funds.”

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding at the end of such item the following as a new paragraph:

“According to Form 4s relating to the Issuer filed on May 11, 2015 by certain equityholders of the Shareholder, the Shareholder has exercised on a net basis the Warrant (the “Net Exercise”), resulting in an issuance of 843,155 Common Shares to the Shareholder. The Shareholder paid the exercise price on a cashless basis, resulting in the withholding of 8,691,432 Common Shares to pay the exercise price and in an issuance of 843,155 Common Shares to the Shareholder.”

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended by amending and restating the first paragraph thereof as follows:

“As of the date hereof, as a result of the Net Exercise, the number of Common Shares that the Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) was reduced from 205,671,483 to 196,980,050. Accordingly, the percentage of the outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Person is approximately 63.8% following the Net Exercise, based on 308,579,330 Common Shares outstanding as of April 20, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2015, filed on April 24, 2015.”

Item 5(c) is hereby amended and restated as follows:

“To the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has effected any transactions with respect to the Common Shares during the past sixty days.”

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2015

NXP SEMICONDUCTORS N.V.

By:	/s/ P. Kelly
P. Kelly, CFO

SCHEDULE 13D

Schedule I

Name, business address, present principal occupation or employment and citizenship of the directors and executive officers of

NXP SEMICONDUCTORS N.V.

Board of Directors

The name, current principal occupation or employment and citizenship of each director of NXP Semiconductors N.V. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with NXP Semiconductors N.V. The business address of each director is NXP Semiconductors N.V., High Tech Campus 60, Eindhoven 5656 AG, the Netherlands. Unless otherwise indicated, the titles referenced below refer to titles with NXP Semiconductors N.V.

Name and Occupation	Age	Current Principal Occupation or Employment	Citizenship

Richard L. Clemmer	64	President, chief executive officer	American

Sir Peter Bonfield	70	Chairman	British

Johannes P. Huth	54	Head of Kohlberg Kravis Roberts’ operations in Europe, the Middle East and Africa	German

Kenneth A. Goldman	65	Chief financial officer of Yahoo!, Inc.	American

Dr. Marion Helmes	49	Various board memberships	German

Josef Kaeser	57	Chief executive president of Siemens AG	German

Ian Loring	48	Managing director of Bain Capital Partners, LLC	American

Eric Meurice	58	Various board memberships	French

Dr. Rick Tsai	64	Chairman and chief executive officer of Chunghwa Telecom Co., Ltd.	Taiwan / Republic of China

Julie Southern	55	Various board memberships	British

SCHEDULE 13D

Executive Officers

The name, current principal occupation or employment and citizenship of each executive officer of NXP Semiconductors N.V. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with NXP Semiconductors N.V. The business address of each executive officer is NXP Semiconductors N.V., High Tech Campus 60, Eindhoven 5656 AG, the Netherlands. Unless otherwise indicated, the titles referenced below refer to titles with NXP Semiconductors N.V.

Name and Occupation	Age	Position	Citizenship

Richard L. Clemmer	64	Executive director, president and chief executive officer	American

Guido Dierick	55	Executive vice president and general counsel	Dutch

Loh Kin Wah	60	Executive vice president and general manager of RF Power business	Malaysian

Peter Kelly	58	Executive vice president and chief financial officer	American

Dennis Shuler	59	Chief human resources officer	American

Sean Hunkler	53	Executive president and general manager of operations	American

Ruediger Stroh	52	Executive vice president and general manager HPMS focused on security and connectivity applications	German

Frans Scheper	53	Executive vice president and general manager Standard Products applications	Dutch

Kurt Sievers	46	Executive vice president and general manager Automotive business	German

Hai Wang	54	Executive vice president of R&D	American

Steve Owen	54	Executive vice president sales & marketing	British